VIA EDGAR

January 30, 2018

Mr. William H. Thompson

Accounting Branch Chief

Office of Consumer Products United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Spindle Inc.

Form 10-K for the Fiscal Year Ended December 31, 2016

Form 10-Q for the Period Ended June 30, 2017

Response Dated December 7, 2017

File No. 0-55151

Dear Mr. Thompson:

This letter is in response to the comment letters received October 19, 2017, November 8, 2017, and December 18, 2017.  For your ease of reference, we have provided your comments in this response.

Form 10-Q for the Quarterly Period Ended June 30, 2017

Note 7 - Other intangible Assets, page 12

We read your response to comment 1 and understand that you will recognize the contingent liability at fair value and file an amendment, in addition to amending for other matters set forth in your response letter dated November 6, 2017. The guidance in ASC 805-20-25-20 uses both a probable and reasonably estimable standard in order to recognize the contingent consideration payable. As such, please tell us if it is probable that a liability had been incurred during the measurement period and if the amount can be reasonably estimated. If the recognition criteria in ASC 805-25-20 are not met please explain why.

Response:

Based on current knowledge, management does not believe that contingent consideration for the acquisition of CoverCake software, if any, will have a material adverse effect on the consolidated financial position or liquidity of Spindle, Inc. (the “Company”). The CoverCake software has been abandoned. It never reached an economically viable launch and we do not expect it to generate any revenue.

When an acquisition involves contingent consideration, we recognize a liability equal to the fair value of the contingent consideration obligation at the acquisition date. The estimate of fair value of a contingent consideration obligation requires subjective assumptions to be made regarding future business results, discount rates and probabilities assigned to various potential business result scenarios. We estimate the fair value of potential contingent consideration using a probability-weighted income approach, which reflects the probability and timing of future potential payments.

Under GAAP, (i) an event is “probable” if the “future event or events are likely to occur”; (ii) an event is “reasonably possible” if “the chance of the future event or events occurring is more than remote but less than likely”; and (iii) an event is “remote” if “the chance of the future event or events occurring is slight”.

Contingent consideration in the acquisition was subject to the achievement of certain milestones, including launch of the CoverCake software and certain revenue benchmarks.

At the time we prepared the financial statements for the period ended June 30, 2017, we were unsure of the economic viability of the software for several reasons: (1) it had not been used in several years, (2) we had to spend significant resources to alter the software from its original use as a tool for large business to a tool for small and medium enterprises (SME’s), and (3) we were unsure if SME’s would subscribe at a price point to generate a minimum return on investment for us.

For the reasons set out in above, notwithstanding generating revenue, the launch was inherently difficult to predict and the probability of achieving any of the milestones was more than remote. Accordingly, we did not record a liability for the contingent consideration for the period ended at June 30, 2017.

We propose editing the note to the financial statements as below.

Original Note 7 to the June 30, 2017 financial statements[1]:

On April 18, 2017, the Company entered into an agreement to acquire specific digital marketing software assets from CoverCake, Inc., specifically, CoverCake's intelligent algorithms for data mining and consumer engagement.  The transaction closed on May 30, 2017.  The CoverCake software is expected to enhance both the sophistication and proprietary strengths of Spindle's Catalyst Marketing System. CoverCake's software capabilities include intelligent content aggregation; data mining on various social media data feed platforms, and a robust Content Management System (CMS) backend that will be a significant enhancement to the Catalyst Marketing System.  CoverCake has been utilized in the past by enterprise level merchants as well as television and radio broadcast organizations.  The purchase price was 300,000 shares of Spindle unregistered common stock valued at $43,500 along with launch and revenue based payments as certain performance targets are met, and the software will be amortized over three years.  The launch consideration and earnout potential could total up to $350,000, but the actual total is not currently determinable beyond a reasonable doubt and therefore not included in the Company’s financial statements as contingent liabilities.

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[1]  https://www.sec.gov/Archives/edgar/data/1403802/000139390517000240/spdl_10q.htm

Tentative revised note:

On April 18, 2017, the Company entered into an agreement to acquire specific digital marketing software assets from CoverCake, Inc., specifically, CoverCake's intelligent algorithms for data mining and consumer engagement.  The transaction closed on May 30, 2017.  The CoverCake software is expected to enhance both the sophistication and proprietary strengths of Spindle's Catalyst Marketing System. CoverCake's software capabilities include intelligent content aggregation; data mining on various social media data feed platforms, and a robust Content Management System (CMS) backend that will be a significant enhancement to the Catalyst Marketing System. CoverCake has been utilized in the past by enterprise level merchants as well as television and radio broadcast organizations.  The purchase price was 300,000 shares of Spindle unregistered common stock valued at $43,500, and the software will be amortized over three years.  As part of our purchase agreement, we may pay up to an additional $350,000 in share issuances if certain milestones are met. The range of potential milestone payments is from no payment if none of the milestones are achieved to an estimated maximum of $350,000 in shares if all milestones are achieved. The potential milestones consist of launch of the CoverCake software and certain revenue benchmarks.  When an acquisition involves contingent consideration, we recognize a liability equal to the fair value of the contingent consideration obligation at the acquisition date. The estimate of fair value of a contingent consideration obligation requires subjective assumptions to be made regarding future business results, discount rates and probabilities assigned to various potential business result scenarios.

Based on current knowledge, after review of the marketplace and competitor products, and after taking into account necessary software development, management does not believe that CoverCake is economically viable. For the reasons stated above, management believes that the probability that any of the milestones that would trigger a milestone payment is more than remote. As a result, no contingent consideration is included in the Company’s financial statements.

Condensed Statements of Cash Flows, page 6

You did not respond to or acknowledge comment 2 in our letter dated November 8, 2017. As such we reissue our previous comment. We reviewed your response to comment 5 and Exhibit A in your letter dated November 1, 2017. In future filings please provide information about all investing and financing activities that affect recognized assets and liabilities but that do not result in cash receipts or cash payments. The disclosures may be either narrative or summarized in a schedule and they should clearly relate the cash and noncash aspects of transactions involving similar items. Please refer to ASC 230-10-50-3.

Response:

We acknowledge your comment and agree to provide information about all investing and financing activities that affect recognized assets and liabilities but that do not result in cash receipts or cash payments in future filings.

If you have any questions, we ask that you provide them to me by email to jscott@spindle.com.

Very truly yours,

Spindle, Inc.

By: /s/ Jack Scott
Jack Scott Chief Executive Officer and Director

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